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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

QUEST DIAGNOSTICS INCORPORATED
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
74834L 10 0
(CUSIP Number)
Victoria A Whyte, GlaxoSmithKline
980 Great West Road
Brentford, Middlesex TW8 9GS
Telephone +44 208 047 4509
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This Amendment No. 7 amends and supplements the Statement of Schedule 13D electronically filed with the Securities and Exchange Commission (the “Commission”) on August 25, 1999 (the “Initial Statement”), and subsequent amendments filed electronically with the Commission on May 14, 2001, May 22, 2002, June 29, 2004, December 15, 2004, June 14, 2006 and February 16, 2007.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The undersigned hereby further amends and supplements Items 2 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the meaning as set forth in the Initial Statement).

CUSIP No.	74834L 10 0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc 23-1099050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,504,308

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		36,504,308

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,504,308

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 74834L 10 0

Item 1.	Security and Issuer

Item 2.	Identity and Background
(a)

(b)

(c)	Set forth in Schedule I to this Amendment (“Schedule I”) are the name, business address and present principal occupation or employment of each executive officer and director of the Company.

(d)	During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2.

(e)	During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each executive officer and director of the Company is set forth in Schedule I.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)	Registered Name	No. of Shares	Percent
	SmithKline Beecham Corporation	36,504,308	18.7%
(b)
(c)
(d)
(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     SKB and Lehman Brothers Finance S.A. (“Lehman”) entered into an ISDA Master Agreement (including the Schedule and Credit Support Annex thereto), dated as of May 21, 2002 as amended, (collectively, the “ISDA Master Agreement”). On May 21, 2002, SKB and Lehman entered into five transactions (each, a “2002 Transaction”) governed by the ISDA Master Agreement, each of which initially

CUSIP No. 74834L 10 0
related to 1,000,000 shares of Common Stock of the Issuer (the “Shares”). On June 7, 2006, each 2002 Transaction was extended and at the time of extension, each 2002 Transaction related to 2,000,000 Shares as a result of a stock split on June 20, 2005. On February 15, 2007, SKB and Lehman entered into five transactions (each, a “2007 Transaction” and, together with the 2002 Transactions, the “Transactions”) governed by the ISDA Master Agreement, each of which related to 2,000,000 Shares.
     On September 15, 2008, Lehman Brothers Holdings Inc., Lehman’s guarantor under the ISDA Master Agreement, filed a bankruptcy petition under chapter 11 of title 11, United States Code. Upon the bankruptcy filing by Lehman Brothers Holdings Inc., the Transactions automatically terminated in accordance with the terms thereof.

Item 7.	Material to be Filed as Exhibits

CUSIP No. 74834L 10 0
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 18, 2008

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A Whyte
Victoria A Whyte
Deputy Secretary
SCHEDULE I

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Andrew Witty	980 Great West Road	Chief Executive Officer	British
Brentford
Middlesex, England
TW8 9GS

Julian Heslop	980 Great West Road	Chief Financial Officer	British
Brentford
Middlesex, England
TW8 9GS

Dr. Moncef Slaoui	709 Swedeland Road	Executive Director	Belgian
	King of Prussia, PA	Chairman Research and
	19046	Development

Sir Christopher Gent	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Dr. Stephanie Burns	980 Great West Road	Company Director	USA
Brentford
Middlesex, England
TW8 9GS

Lawrence Culp	980 Great West Road	Company Director	USA
Brentford
Middlesex, England
TW8 9GS

Sir Crispin Davis	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

CUSIP No. 74834L 10 0

Name	Business Address	Principal Occupation or Employment	Citizenship
Sir Deryck Maughan	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Dr. Daniel Podolsky	980 Great West Road	Company Director	USA
Brentford
Middlesex, England
TW8 9GS

Sir Ian Prosser	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Dr. Ronaldo Schmitz	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Tom de Swaan	980 Great West Road	Company Director	Dutch
Brentford
Middlesex, England
TW8 9GS

Sir Robert Wilson	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Professor Sir Roy	980 Great West Road	Company Director	British
Anderson	Brentford
Middlesex, England
TW8 9GS

Corporate Executive Team

Andrew Witty	980 Great West Road	Chief Executive Officer	British
Brentford
Middlesex, England
TW8 9GS

Julian Heslop	980 Great West Road	Chief Financial Officer	British
Brentford
Middlesex, England
TW8 9GS

Daniel Troy	One Franklin Plaza	Senior Vice President & General	USA
	Philadelphia, PA	Counsel
19102

John Clarke	One Franklin Plaza	President Consumer Healthcare	New Zealand
Philadelphia, PA
19102

Marc Dunoyer	GSK Building	President	French
	6-15, Sendagaya	Asia Pacific/ Japan
4 chome, Shibuya-ku,
Tokyo 151-8566

CUSIP No. 74834L 10 0

Name	Business Address	Principal Occupation or Employment	Citizenship
Abbas Hussain	980 Great West Road	President	British
	Brentford	Emerging Markets
Middlesex, England
TW8 9GS

Duncan Learmouth	980 Great West Road	Senior Vice President	British
	Brentford	Corporate Communications and
	Middlesex, England	Community Partnerships
TW8 9GS

William C. Louv	One Franklin Plaza	Chief Information Officer	USA
Philadelphia, PA
19102

Daniel J. Phelan	One Franklin Plaza	Chief of Staff	USA
Philadelphia, PA
19102

Claire Thomas	980 Great West Road	Senior Vice President	British
	Brentford	Human Resources
Middlesex, England
TW8 9GS

David Pulman	Five Moore Drive	President	British
	PO Box 13398	Global Manufacturing & Supply
Research Triangle
Park
North Carolina 27709

Dr. Moncef Slaoui	709 Swedeland Road	Executive Director	Belgian
	King of Prussia, PA	Chairman Research and
	19046	Development

David Redfern	980 Great West Road	Chief Strategy Officer	British
Brentford
Middlesex, England
TW8 9GS

Jean Stéphenne	Rue de l’Institut 89	President and General Manager,	Belgian
	B-1330 Rixensart	Biologicalsl
Belgium

Edward Gray	980 Great West Road	President	British
	Brentford	Pharmaceuticals Europe
Middlesex, England
TW8 9GS

Simon Bicknell	980 Great West Road	Senior Vice President, Company	British
	Brentford	Secretary & Compliance Officer
Middlesex, England
TW8 9GS